Ms. Jill S. Davis
Branch Chief,
Division of Corporate Finance,
Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549,
USA

Dear Ms. Davis,

Thank you for your letter dated August 22, 2006 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Statoil ASA (“Statoil” or the “Company”) (File Number 001-15200).

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in bold text, and have provided our response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2005

General —

1.	We note that May 2006 news articles report that you have reached an agreement the Cuban government over an oil well project in the Gulf of Mexico. In light of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions, please describe for us the material terms of any agreement reached with the Cuban government, including provisions related to monies to be expended or received by you. Describe the extent and nature of any past, current, and other anticipated contacts with Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements.

Response:	We understand that your inquiry is based on articles appearing in the periodical called “Global Insight” dated May 11 and May 25, 2006. We respectfully advise the Staff that these articles incorrectly named Statoil as a contract party to the agreements referred to therein. Statoil is not a party to this or any agreement with the Cuban government. During the past three years, Statoil has not conducted any business activities in Cuba or entered into any transactions with the Cuban government or entities controlled by the Cuban Government or with persons in Cuba. Although Statoil from time to time considers whether to pursue business opportunities in Cuba, no contacts relating to intended business activities have occurred and no business activities or transactions with Cuba are currently anticipated.

2.	Discuss for us the materiality to you of your contacts with Cuba, and whether those contacts constitute a material investment risk for your security holders. Address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona has adopted legislation that requires its retirement system to prepare a report regarding state pension fund assets invested in companies that do business with U.S.-designated state sponsors of terrorism. In addition, Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Cuba.

Please also discuss the materiality of your contacts with Cuba and Iran in the aggregate.

Response:	In light of our response to Comment 1, we respectfully submit that there is nothing to address on materiality.

If you have any questions relating to this letter, please feel free to call Kathryn A. Campbell at +44 20 7959 8580. She may also be reached by facsimile at +44 20 7959 8950 and by email at cambellk@sullcrom.com.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 20-F, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Very truly yours,

/s/ Eldar Sætre
Eldar Sætre

cc:	Jack Guggenheim Kevin Stertzel (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)